FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of December 2003
Commission File Number 333-7182-01


                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F X    Form 40-F
                               ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           --------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes           No X
                              ---          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

CEZ has closed the account for the flood claim.

Overall claim on assets - 766 million crowns.

After almost a year and a half, CEZ together with a consortium of insurance companies closed the settlement of the claim on the hydro and coal power plants effected by the floods. The total of the acknowledged claim exceeded 766 million crowns, while the excess of CEZ was CZK 50 million. In the form of an advance payment, the insurance companies paid CZK 580 million to CEZ.

In August 2002, the Czech Republic was struck by severe flooding, which caused significant damage to the assets of CEZ. The effected hydro power plants were Orlik, Stechovice, Korensko, Kamyk, Vrane, coal power plant Melnik, and a pumping station for cooling water in the power plant Ledvice. In addition to damage caused by the flood to production equipment, other assets were damaged as well (stock, IT and telecom equipment, and industrial sites).

The leading insurer for the industrial risk of the coal and hydro power plants is Kooperativa pojistovna, a.s.

The power plants in Orlik and Stechovice have not yet been put back into normal operation. One production block in Stechovice and three out of four groups of machinery in the Orlik power plant cannot produce electricity. A first production block in Orlik was put back into operation at the end of last year, while in February this year (2004) another Orlik production block is scheduled to be put into operation. The repair of all production equipment located on the Vltava cascades will be finished in the second half of this year.

"It is the largest claim that we have ever dealt with. The total amount of damage exceeds all previous claims, and I strongly believe it even exceeds any future claims. On the other hand, we proved that the attention we devote to risk management is adequate. The agreed insurance covering the majority of CEZ assets in this case prevented any significant loss by the company's shareholders," stated the director for risk financing, Mr. Jaroslav Suk.

The damage to assets was not the only damage incurred by CEZ as a result of the floods. The flood damage to the production equipment had a negative impact on the sale of electricity and supporting services. Due to lower sales of electricity, CEZ offered to repurchase from its distributors the contractually agreed volume. The distribution companies accepted the offer from CEZ.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CEZ, a. s.

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                                                (Registrant)


Date:  January 6, 2004


                                         By:  /s/ Libuse Latalova
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                                                   Libuse Latalova
                                            Head of Finance Administration